UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42826

Zenta Group Company Limited

(Registrant’s Name)

Avenida do Infante D. Henrique,

No. 47-53A, Macau Square,

13th Floor, Unit M,

Macau 999078

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Changes in Certifying Accountant

On October 24, 2025, the audit committee (the “Audit Committee”) of the board of directors of Zenta Group Company Limited (the “Company”), dismissed WWC, P.C. (“WWC”) as its independent registered public accounting firm. WWC’s report on the financial statements for the fiscal years ended September 30, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principle.

During the fiscal years ended September 30, 2024 and 2023 and through the subsequent period up to and including the date of WWC’s dismissal, there were no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of WWC, would have caused them to make reference to the subject matter of the disagreement in connection with their report on the Company’s financial statements for those periods. There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the two fiscal years ended September 30, 2024 and 2023 or in the subsequent period up to and including the date of WWC’s dismissal.

The Company has provided a copy of the foregoing disclosures to WWC and requested that WWC furnish it with a letter addressed to the SEC stating whether WWC agrees with the above statements. A copy of WWC’s letter, dated October 30, 2025, is filed as Exhibit 16.1 to this Form 6-K.

On October 24, 2025, the Audit Committee approved the appointment of WSJ and Partners Chartered Accountants (“WSJ and Partners”) as the Company’s independent registered public accounting firm. During the two most recent fiscal years and in the subsequent period through the appointment of WSJ and Partners, the Company has not consulted with WSJ and Partners with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

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Exhibit Index

Exhibit No.	Description
16.1	Letter of WWC, P.C. dated October 30, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zenta Group Company Limited

By:	/s/ Ng Wai Ian
Name:	Ng Wai Ian
Title:	Chief Executive Officer

Date: November 12, 2025

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